W.P. STEWART & CO., LTD.

                                                           Contact: Fred M. Ryan

                W.P. STEWART & CO., LTD. NAMES NEW LEGAL COUNSEL

9th August 2002
Hamilton, Bermuda

W.P. Stewart & Co., Ltd. today announced that, Michael W. Stamm will join the company as the firm's General Counsel, effective 12th August. Mr. Stamm will be responsible for legal matters covering all of the company's units worldwide.

William P. Stewart, Chairman and Chief Executive Officer of W.P. Stewart & Co., Ltd., said: "We are delighted that Mike has decided to join the W.P. Stewart Group. Mike was our outside counsel for many years and has an in depth knowledge of our organization. He played a decisive role in the development of our global organization, and we will benefit greatly from his full-time presence."

Prior to joining the Company, Mike was employed by HealthMarket Inc., an innovative and rapidly growing health care company based in Norwalk, Connecticut, were he served as Vice President and General Counsel for two and a half years. During the ten-year period prior to his employment at HealthMarket, Mr. Stamm was a partner at the New York based law firms Kelley, Drye & Warren LLP and Anderson, Kill & Olick P.C. He attended Villanova University and obtained a law degree from Rutgers Law School.

W.P. Stewart & Co., Ltd. is an asset management company that has provided research intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (symbol: WPL) and on the Bermuda Stock Exchange (symbol: WPS).

For more information, please visit the Company's website at http://www.wpstewart.com , or call W.P. Stewart Investor Relations (Fred M.
Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.

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             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda
           Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda